Pricing Supplement dated March 22, 2019 (To the Prospectus dated March 30, 2018, the Prospectus Supplement dated July 18, 2016 and the Index Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333–212571

$6,225,000 Buffered SuperTrackSM Notes due March 25, 2021 Linked to the Performance of the S&P 500® Index Global Medium-Term Notes, Series A

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Initial Valuation Date:	March 22, 2019
Issue Date:	March 27, 2019
Final Valuation Date:*	March 22, 2021
Maturity Date:*	March 25, 2021
Reference Asset:	The S&P 500® Index (Bloomberg ticker symbol “SPX <Index>”)
Coupon Payments:	$20.00 per $1,000 principal amount Note, which is 2.00% of the principal amount per Note, payable on each Coupon Payment Date
Coupon Payment Dates:**	March 27, 2020 and the Maturity Date
Buffer Percentage:	10.00%
Maximum Return:	15.55%
Upside Leverage Factor:	1.50
Payment at Maturity:

If you hold the Notes to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount Note that you hold (in each case, in addition to the final Coupon Payment) determined as follows:

▪                   If the Reference Asset Return is greater than 0.00%, you will receive an amount per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × lesser of (a) Reference Asset Return × Upside Leverage Factor and (b) Maximum Return]

If the Reference Asset Return is 10.367% or more, you will receive a payment at maturity of $1,155.50 per $1,000 principal amount Note that you hold (plus the final Coupon Payment).

▪                   If the Reference Asset Return is less than or equal to 0.00% but greater than or equal to -10.00%, you will receive a payment of $1,000 per $1,000 principal amount Note

▪                   If the Reference Asset Return is less than -10.00%, you will receive an amount per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Reference Asset Return + Buffer Percentage)]

If the Reference Asset Return is less than -10.00%, you will lose 1.00% of the principal amount of your Notes for every 1.00% that the Reference Asset Return falls below -10.00%. You may lose up to 90.00% of the principal amount of the Notes at maturity.

Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) to the risk of exercise of any U.K. Bail-in Power (as described on page PS-4 of this pricing supplement) by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Initial Value:	2,800.71, the Closing Value of the Reference Asset on the Initial Valuation Date
Final Value:	The Closing Value of the Reference Asset on the Final Valuation Date
Reference Asset Return:	The performance of the Reference Asset from the Initial Value to the Final Value, calculated as follows: Final Value – Initial Value Initial Value
Consent to U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS–2 of this pricing supplement.

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price(1)	Price to Public	Agent’s Commission(2)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	0%	100%
Total	$6,225,000	$6,225,000	$0	$6,225,000

(1)          Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is $995.80 per Note. The estimated value is less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS–3 of this pricing supplement.

(2)          Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S–7 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS–7 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our unsecured and unsubordinated obligations. The Notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Closing Value:	The term “Closing Value” means the closing level of the Reference Asset, as further described under “Reference Assets—Indices—Special Calculation Provisions” in the prospectus supplement
Calculation Agent:	Barclays Bank PLC
CUSIP / ISIN:	06747MJF4 / US06747MJF41

*                  Subject to postponement, as described under “Additional Terms of the Notes” in this pricing supplement

**            If such day is not a business day, the relevant Coupon Payment will be paid on the next following business day with the same force and effect. No interest will accrue as a result of any delayed payment.

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING OF THE NOTES

You should read this pricing supplement together with the prospectus dated March 30, 2018, as supplemented by the prospectus supplement dated July 18, 2016 and the index supplement dated July 18, 2016, relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

When you read the prospectus supplement and the index supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated March 30, 2018:

https://www.sec.gov/Archives/edgar/data/312070/000119312518103150/d561709d424b3.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•                  Index Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916133002/a16-14463_22424b3.htm

Our SEC file number is 1–10257. As used in this pricing supplement, “we,” “us,” or “our” refers to Barclays Bank PLC.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately three months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS–7 of this pricing supplement.

SELECTED PURCHASE CONSIDERATIONS

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•                  You anticipate that the Reference Asset Return will be greater than 0.00%, and you are willing and able to accept the risk that your return on investment will not exceed the Maximum Return plus the Coupon Payments.

•                  You anticipate that the Reference Asset Return will be greater than -10.00% and you accept the risk that, if it is not, you may lose up to 90.00% of the principal amount of your Notes (not including the Coupon Payments on the Notes).

•                  You understand and are willing and able to accept the risks associated with an investment linked to the performance of the Reference Asset.

•                  You understand and accept that you will not be entitled to receive dividends or distributions that may be paid to holders of the securities composing the Reference Asset, nor will you have any voting rights with respect to the securities composing the Reference Asset.

•                  You can tolerate fluctuations in the price of the Notes prior to scheduled maturity that may be similar to or exceed the downside fluctuations in the value of the Reference Asset.

•                  You do not seek an investment for which there will be an active secondary market, and you are willing and able to hold the Notes to maturity.

•                  You are willing and able to assume our credit risk for all payments on the Notes.

•                  You are willing and able to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The Notes may not be a suitable investment for you if any of the following statements are true:

•                  You do not anticipate that the Reference Asset Return will be greater than or equal to -10.00% and/or you are unwilling or unable to accept the risk that, if it is not, you will lose up to 90.00% of the principal amount of your Notes (not including the Coupon Payments on the Notes).

•                  You seek uncapped exposure to any positive performance of the Reference Asset.

•                  You do not understand and/or are unwilling or unable to accept the risks associated with an investment linked to the performance of the Reference Asset.

•                  You seek an investment that entitles you to dividends or distributions on, or voting rights related to, the securities composing the Reference Asset.

•                  You cannot tolerate fluctuations in the price of the Notes prior to scheduled maturity that may be similar to or exceed the downside fluctuations in the value of the Reference Asset.

•                  You seek an investment for which there will be an active secondary market, and/or you are unwilling or unable to hold the Notes to maturity.

•                  You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

•                  You are unwilling or unable to assume our credit risk for all payments on the Notes.

•                  You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement, the prospectus and the index supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

ADDITIONAL TERMS OF THE NOTES

The Final Valuation Date and the Maturity Date are subject to postponement in certain circumstances, as described under “Reference Assets—Indices—Market Disruption Events for Securities with an Index of Equity Securities as a Reference Asset” and “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

In addition, the Reference Asset and the Notes are subject to adjustment by the Calculation Agent under certain circumstances, as described under “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” in the accompanying prospectus supplement.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The following table illustrates the hypothetical payment at maturity under various circumstances. The “total return” as used in these examples is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The hypothetical examples below do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪                 Hypothetical Initial Value: 100.00*

*          The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only. The actual Initial Value is as set forth on the cover of this pricing supplement.

Final Value	Reference Asset Return	Payment at Maturity**	Total Return on Notes (Including the Coupon Payments)
150.00	50.00%	$1,155.50	19.55%
140.00	40.00%	$1,155.50	19.55%
130.00	30.00%	$1,155.50	19.55%
120.00	20.00%	$1,155.50	19.55%
110.367	10.367%	$1,155.50	19.55%
110.00	10.00%	$1,150.00	19.00%
105.00	5.00%	$1,075.00	11.50%
100.00	0.00%	$1,000.00	4.00%
90.00	-10.00%	$1,000.00	4.00%
80.00	-20.00%	$900.00	-6.00%
70.00	-30.00%	$800.00	-16.00%
60.00	-40.00%	$700.00	-26.00%
50.00	-50.00%	$600.00	-36.00%
40.00	-60.00%	$500.00	-46.00%
30.00	-70.00%	$400.00	-56.00%
20.00	-80.00%	$300.00	-66.00%
10.00	-90.00%	$200.00	-76.00%
0.00	-100.00%	$100.00	-86.00%

** per $1,000 principal amount Note, excluding the Coupon Payments

The following examples illustrate how the total returns set forth in the table above are calculated:

Example 1: The value of the Reference Asset increases from an Initial Value of 100.00 to a Final Value of 105.00.

Because the Reference Asset Return is greater than 0.00%, and because the Reference Asset Return times the Upside Leverage Factor is less than the Maximum Return, you will receive a payment at maturity of $1,075.00 per $1,000.00 principal amount Note that you hold (plus the final Coupon Payment on the Notes), calculated as follows:

$1,000 + [$1,000 × Reference Asset Return × Upside Leverage Factor]

$1,000 + [$1,000 × 5.00% × 1.50] = $1,075.00

The total return on investment of the Notes is 11.50%.

Example 2: The value of the Reference Asset increases from an Initial Value of 100.00 to a Final Value of 130.00.

Because the Reference Asset Return is greater than the Maximum Return, you will receive a payment at maturity of $1,155.50 per $1,000.00 principal amount Note that you hold, plus the final Coupon Payment on the Notes.

The total return on investment of the Notes is 19.55%, the maximum possible return on the Notes.

Example 3: The value of the Reference Asset increases from an Initial Value of 100.00 to a Final Value of 150.00.

Because the Reference Asset Return is greater than the Maximum Return, you will receive a payment at maturity of $1,155.50 per $1,000.00 principal amount Note that you hold, plus the final Coupon Payment on the Notes.

The total return on investment of the Notes is 19.55%, the maximum possible return on the Notes.

Example 4: The value of the Reference Asset decreases from an Initial Value of 100.00 to a Final Value of 90.00.

Because the Reference Asset Return is less than or equal to 0.00% but greater than or equal to -10.00%, you will receive a payment at maturity of $1,000 per $1,000 principal amount Note that you hold, plus the final Coupon Payment on the Notes.

The total return on investment of the Notes is 4.00%.

Example 5: The value of the Reference Asset decreases from an Initial Value of 100.00 to a Final Value of 50.00.

Because the Reference Asset Return is less than -10.00%, you will receive a payment at maturity of $600.00 per $1,000 principal amount Note that you hold (plus the final Coupon Payment on the Notes), calculated as follows:

$1,000 + [$1,000 × (Reference Asset Return + Buffer Percentage)]

$1,000 + [$1,000 × (-50.00% + 10.00%)] = $600.00

The total return on investment of the Notes is -36.00%.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset or its components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings of the prospectus supplement:

•                  “Risk Factors—Risks Relating to the Securities Generally”; and

•                  “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities, Indices of Equity Securities or Exchange-Traded Funds that Hold Equity Securities.”

In addition to the risks described above, you should consider the following:

•                Your Investment in the Notes May Result in a Significant Loss—The Notes differ from ordinary debt securities in that the Issuer will not necessarily repay the full principal amount of the Notes at maturity. If the Reference Asset Return is less than         —10.00%, you will lose 1.00% of the principal amount of your Notes for every 1.00% that the Reference Asset Return falls below -10.00%. You may lose up to 90.00% of the principal amount of your Notes (not including the Coupon Payments on the Notes).

•                Potential Return Limited to the Maximum Return Plus the Coupon Payments on the Notes—If the Reference Asset Return is greater than 0.00%, you will receive a payment at maturity of $1,000 per $1,000 principal amount Note that you hold plus an additional payment that will not exceed $1,000 times the Maximum Return. Accordingly, the maximum payment that you may receive at maturity is $1,155.50 per $1,000 principal amount Note that you hold (plus the final Coupon Payment) and you will not benefit from any appreciation of the Reference Asset beyond a Reference Asset Return 10.367%, which may be significant. Any payment on the Notes, including the repayment of principal, is subject to the credit risk of Barclays Bank PLC.

•                The Notes Are Subject to Volatility Risk—Volatility is a measure of the magnitude of the movements of the price of an asset (or level of an index) over a period of time. The Coupon Payment amount is based on a number of factors, including the expected volatility of the Reference Asset. The Coupon Payment amount will be paid at a per premium rate that is higher than the fixed rate that we would pay on a conventional debt security of the same tenor and is higher than it otherwise would have been had the expected volatility of the Reference Asset been lower. As volatility of the Reference Asset increases, there will typically be a greater likelihood that the value of the Reference Asset will decline such that the Reference Asset Return falls below -10.00%.

Accordingly, you should understand that a higher Coupon Payment amount reflects, among other things, an indication of a greater likelihood that you will incur a loss of principal at maturity than would have been the case had the Coupon Payment amount been lower. In addition, actual volatility over the term of the Notes may be significantly higher than expected volatility at the time the terms of the Notes were determined. If actual volatility is higher than expected, you will face an even greater risk that you will lose some of your principal at maturity for the reasons described above.

•                The Payment at Maturity of Your Notes is Based Solely on the Closing Value of the Reference Asset on the Final Valuation Date—The Final Value (and resulting Reference Asset Return) will be based solely on the Closing Value of the Reference Asset on the Final Valuation Date. Accordingly, if the value of the Reference Asset drops on the Final Valuation Date, the payment at maturity on the Notes may be significantly less than it would have been had it been linked to the value of the Reference Asset at any time prior to such drop.

•                Credit of Issuer—The Notes are unsecured and unsubordinated debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes, and in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•                Owning the Notes is Not the Same as Owning the Securities Composing the Reference Asset—The return on the Notes may not reflect the return you would realize if you actually owned the securities composing the Reference Asset. As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the securities underlying the Reference Asset would have.

•                The Reference Asset Reflects the Price Return of the Securities Composing the Reference Asset, Not the Total Return—The return on the Notes is based on the performance of the Reference Asset, which reflects changes in the market prices of the securities composing the Reference Asset. The Reference Asset is not a “total return” index that, in addition to reflecting those price returns, would also reflect dividends paid on the securities composing the Reference Asset. Accordingly, the return on the Notes will not include such as total return feature.

•                Historical Performance of the Reference Asset Should Not Be Taken as Any Indication of the Future Performance of the Reference Asset Over the Term of the Notes—The value of the Reference Asset has fluctuated in the past and may, in the future, experience significant fluctuations. The historical performance of the Reference Asset is not an indication of the future performance of the Reference Asset over the term of the Notes. Therefore, the performance of the Reference Asset over the term of the Notes may bear no relation or resemblance to the historical performance of the Reference Asset.

•                The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

•                The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and May be Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect the Notes in Various Ways and Create Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Reference Asset or its components. In any such market making, trading and hedging activity, and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as incentive to sell the Notes instead of other investments. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Reference Asset and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make discretionary judgments, including determining whether a market disruption event has occurred on any date that the value of a Reference Asset is to be determined; if a Reference Asset is discontinued or if the sponsor of a Reference Asset fails to publish that Reference Asset, selecting a successor reference asset or, if no successor reference asset is available, determining any value necessary to calculate any payments on the Notes; and calculating the value of a Reference Asset on any date of determination in the event of certain changes in or modifications to a Reference Asset. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•                Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•                Tax Treatment – Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “Tax Considerations” below.

•                Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that interact in complex and unpredictable ways and that may either offset or magnify each other, including:

o                the market price of, dividend rate on and expected volatility of the Reference Asset and the components of the Reference Asset;

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events;

o                supply and demand for the Notes; and

o                our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION REGARDING THE REFERENCE ASSET

The Reference Asset consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For more information about the Reference Asset, please see “Indices—The S&P U.S. Indices” in the accompanying index supplement as supplemented by the following information.

Beginning in June 2016 (or July 2017, in the case of IEX), U.S. common equities listed on Cboe BZX, Cboe BYX, Cboe EDGA, Cboe EDGX or IEX were added to the universe of securities that are eligible for inclusion in the S&P 500 Index and, effective March 2017, the minimum unadjusted company market capitalization for potential additions to the S&P 500 Index was increased to $6.1 billion from $5.3 billion. In addition, as of July 2017, the securities of companies with multiple share class structures are no longer eligible to be added to the S&P 500 Index, but securities already included in the S&P 500 Index have been grandfathered and are not affected by this change.

Historical Performance of the Reference Asset

The graph below sets forth the historical performance of the Reference Asset based on the daily Closing Values from January 2, 2014 through March 22, 2019. We obtained the Closing Values shown in the graph below from Bloomberg Professional® service (“Bloomberg”). We have not independently verified the accuracy or completeness of the information obtained from Bloomberg.

Historical Performance of the S&P 500® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of Notes. It applies to you if you are an initial investor in Notes that holds them as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences and the application of the “Medicare contribution tax” on investment income, as well as the different consequences that may apply if you are subject to special treatment under the U.S. federal income tax laws, such as:

•                                          a financial institution;

•                                          an insurance company;

•                                          a “regulated investment company” as defined in Code Section 851;

•                                          a “real estate investment trust” as defined in Code Section 856;

•                                          a tax-exempt entity, including an “individual retirement account” or “Roth IRA” as defined in Code Section 408 or 408A, respectively;

•                                          a dealer in securities;

•                                          a person holding a Note as part of a hedging transaction, “straddle,” conversion transaction or integrated transaction, or who has entered into a “constructive sale” with respect to a Note;

•                                          a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•                                          a former citizen or resident of the United States;

•                                          a trader in securities who elects to apply a mark-to-market method of tax accounting; or

•                                          a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect. The effects of any applicable state, local, or non-U.S. tax laws are not discussed. The discussion below does not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b). You should consult your tax advisor concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative treatments of your Notes), as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Treatment of the Notes

The tax consequences of an investment in these Notes are unclear. There is no direct legal authority as to the proper U.S. federal income tax characterization of these Notes, and we do not intend to request a ruling from the IRS regarding these Notes. In determining our reporting responsibilities, if any, we intend to treat the Notes for U.S. federal income tax purposes as prepaid forward contracts with associated coupon payments that are treated as ordinary income. Our special tax counsel, Davis Polk & Wardwell LLP, has advised that it believes this treatment to be reasonable, but that there are other reasonable treatments that the IRS or a court might adopt. Unless otherwise indicated, the following discussion assumes that the treatment of the Notes as prepaid forward contracts with associated coupon payments that are treated as ordinary income is correct.

Tax Consequences to U.S. Holders

The following discussion applies to you if you are a “U.S. Holder” of a Note. You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a Note that is:

•                                          a citizen or individual resident of the United States;

•                                          a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any state therein or the District of Columbia; or

•                                          an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Assuming the treatment described above is respected, upon the taxable disposition of a Note (including redemption at maturity), you should recognize capital gain or loss equal to the difference between the amount you realize (other than any coupon payment or sales proceeds attributable to an accrued coupon, which we intend to treat as ordinary income for U.S. federal income tax purposes) and the amount you paid to acquire the Note. This gain or loss should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of the Notes at the original issue price. The deductibility of capital losses is subject to limitations.

Uncertainties Regarding Treatment as a Prepaid Forward Contract with Associated Coupons

Due to the lack of direct legal authority, even if a Note is treated as a prepaid forward contract with associated coupons, there remain substantial uncertainties regarding the tax consequences of owning and disposing of it. For instance, you might be required to include amounts in income during the term of the Note in addition to the coupons you receive and/or to treat all or a portion of your gain or loss upon a taxable disposition of the Note (in addition to any coupon payment or sales proceeds attributable to an accrued but unpaid coupon, as discussed above) as ordinary income or loss instead of capital gain or loss.

In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

As noted above, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the Notes could be materially affected. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a “Non-U.S. Holder” of Notes. You are a “Non-U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a Note that is:

•                                          a nonresident alien individual;

•                                          a foreign corporation; or

•                                          a foreign estate or trust.

You are not a “Non-U.S. Holder” for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition (including maturity) of a Note. In this case, you should consult your tax advisor regarding the U.S. federal income tax consequences of the disposition.

Subject to the discussions below under “—Section 871(m) Withholding” and “—Foreign Account Tax Compliance Withholding,” we expect to treat payments on your Notes, and any gain realized on a disposition of a Note (including at maturity), as exempt from U.S. federal income tax (including withholding tax), provided that these amounts are not effectively connected with your conduct of a trade or business in the United States. However, you should in any event expect to be required to provide an IRS Form W-8 appropriate to your circumstances or other documentation to establish an exemption from backup withholding, as described below under “—Information Reporting and Backup Withholding.”

Section 871(m) Withholding

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2021 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the Notes do not have a “delta of one” within the meaning of the regulations, our special tax counsel is of the opinion that these regulations should not apply to the Notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security You should consult your tax advisor regarding the potential application of Section 871(m) to the Notes.

Foreign Account Tax Compliance Withholding

Withholding under legislation commonly referred to as “FATCA” could apply to payments with respect to the Notes that are treated as U.S.- source “fixed or determinable annual or periodical” income for U.S. federal income tax purposes, even if eligible for exemption under an applicable income tax treaty. Such withholding may also apply to payment of proceeds of sales or other disposition of the Notes, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than amounts treated as interest). We do not intend to treat payments with respect to the Notes as subject to FATCA withholding. You should consult your tax advisor regarding the potential application of FATCA to the Notes.

Information Reporting and Backup Withholding

You may be subject to information reporting. You may also be subject to backup withholding on payments in respect of your Notes unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed IRS Form W-8 appropriate to your circumstances.

Amounts withheld under the backup withholding rules are not additional taxes, and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF NOTES ARE UNCERTAIN. YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent commits to take and pay for all of the Notes, if any are taken.

We expect that delivery of the Notes will be made against payment for the Notes on the Issue Date indicated on the cover of this pricing supplement, which is more than two business days following the Initial Valuation Date. Under Rule 15c6–1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes will initially settle in more than two business days, to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The Notes are not intended to be offered, sold or otherwise made available to and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA Retail Investor”). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended from time to time, “MiFID”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended from time to time), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended from time to time, including by Directive 2010/73/EU). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended from time to time, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling such Notes or otherwise making them available to any EEA Retail Investor may be unlawful under the PRIIPs Regulation.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of August 20, 2018, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on August 20, 2018, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated August 20, 2018, which has been filed as an exhibit to the report on Form 6-K referred to above.